September 6, 2005
F156-005
Via Facsimile and Edgar

United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention: Mr. William Friar

Re:	FCB Bancorp, Camarillo, California Registration Statement on Form S-4 (File No. 333-126401)

Ladies and Gentlemen:
     Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), the Registrant hereby respectfully requests that the effectiveness of the above-referenced Registration Statement be accelerated to 3:00 p.m., Eastern Time, on Thursday, September 8, 2005, or as soon thereafter as possible.
     The Registrant hereby confirms that it is aware of its obligations under the Securities Act. The Registrant further acknowledges that:
(1)	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

(2)	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility from the adequacy and accuracy of the disclosure in the filing; and

(3)	the Registrant may not assert this action as a defense is any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     It would be appreciated if the Commission’s staff would advise the Registrant’s counsel, Young H. Park by telephone upon the Registration Statement becoming effective or if this timing presents a problem.

Very truly yours, /s/ Young H. Park Young H. Park

cc:	C. G. Kum Gary M. Horgan, Esq.